EXHIBIT 10I

                    CONSULTING AGREEMENT WITH EDWARD C. CHEN

                                November 20, 1996



Mr. Edward Chen
Dragon Sight International Amusement (Macau) Company
Room 3078, Diamond Square
3/F Shun Tak Centre
200 Connaught Road, Central Hong Kong

         RE:      Engagement Letter and Fee Agreement

Dear Edward:

This letter sets forth the agreement (the "Agreement") between Nona Morelli's II Inc. (the "Company" and you in your individual capacity ("you" or "your"), concerning your services, consisting of (a) assisting the Company with its shareholder communications and (b) identify, negotiate with, and assisting in the purchase by the Company of business opportunities in Hong Kong, Macau and China (hereafter being referred to as the "Services"), rendered to the Company from June 30, 1995 through the date hereof, and continuing until either you or the Company elects to terminate this engagement.

When countersigned in the space provided below, this letter shall serve as our agreement, as follows:

1.       The Services

         In performance of the Services you shall act, when requested, as the Company liaison and spokesman in identifying, evaluating, negotiating and, subject to the Company's acceptance of the terms of such acquisition, closing the purchase of business opportunities in Hong Kong, Macau and China. Such services have, and in the future shall include but not be limited to the timely response, by fax, telephone or mail, to all inquiries related to the Company's existing operations in Macau and China. Such response shall consist of written materials such as copies of operating statements, information requested to evaluate possible acquisitions, and teleconferencing as necessary.

         With respect to providing the Services, you agree to make yourself available for reasonable amounts of time and upon reasonable notice and to devote reasonable and good faith attention to the Company's other communications and administrative needs. Specific assignments, however, will be mutually agreed upon and may incur additional fees to the
         Company: to date no such specific assignments exist.

                                                          [NM\AGR:CHENFEE.AGR]-2

Mr. Edward Chen
November 20, 1996

2.       Compensation for the Services

         In compensation for the Services, the Company agrees to pay you a base fee equal to One Thousand Dollars ($1,000) per month ("Compensation"), due monthly in arrears, thirty (30) days following the effective date of this Agreement, and payable no later than fifteen (15) days following the close of each calendar month. Such Compensation shall include the cost of your services and related expenses including telecommunication costs, travel, and expenses. Interest on any overdue balance owed to you by the Company may, at your election, accrue at 2.5% per month. At the Company's election, the Compensation may be paid in cash or in shares of the Company's common stock (the "Fee Shares").

3.       Other Transactions

         You may, on your own accord and outside of the scope of the Services to be provided under this Agreement, choose to investigate possible corporate financing for the Company, or identify sources of project financing for certain of the Company's lines of business (collectively, a "Business Opportunity"). You shall also be entitled to receive from the Company a "Transaction Fee" as a result of any financing effected for the Company with a source introduced by you. To be a source covered by this section, the financing must occur during the term of this Agreement, or during the period of one (1) year after the expiration of this Agreement. In the event this paragraph shall apply, a Transaction Fee due shall be based upon the net proceeds received by the Company, and shall be equal to five percent (5%) of the first One Million Dollars ($1,000,000) of such net value, four percent (4%) of the second One Million Dollars ($1,000,000), two percent (2%) of the next One Million Dollars ($1,000,000) and one percent (1%) of all value above Five Million Dollars ($5,000,000). Unless otherwise mutually agreed in writing prior to the closing of any financing, the Transaction Fee shall be paid in cash at the closing of the transaction.

4.       Term

         This Agreement shall be effective for a term of one (1) year retroactive to the date the Services were first performed (the "Initial Term"), which we mutually agreed to have been on or about July 1, 1995 (the "Effective Date"). However, either party may terminate upon thirty
         (30) days prior written notice to the other. If thirty (30) days prior to the expiration of the Initial Term neither party has terminated this Agreement, it shall automatically renew on a month-to-month basis. In the event of termination, all fees and charges owed by the Company to you up until the effective date of termination (including any un-reimbursed expenses) will be paid to you within ten (10) days of the later of the effective termination date or the notice date. Interest on any overdue balance owed to you by the Company shall accrue at 1.5% per month.

5.       Reports

         At the Company's request, you agree to supply a report up to once a quarter on general activities and action by you on behalf of the Company.

                                                          [NM\AGR:CHENFEE.AGR]-2

Mr. Edward Chen
November 20, 1996

6.       Materials

         The Company agrees to furnish any supplies and materials which you may need regarding the Company, its management, products, financial and business status and plans.

7.       Independent Contractor Status

         You are acting as an independent contractor, and not as an employee or partner of the Company. As such, neither party has the authority to bind the other, nor make any unauthorized representations on the behalf of the other.

8.       Indemnification

         The Company shall indemnify you and hold you harmless for any acts, statements or decisions made by you in reliance upon information supplied to you by the Company, or in accordance with instructions from or acts, statements or decisions approved by the Company. This indemnity and hold harmless obligation shall include expenses and fees including attorneys' fees incurred by you in connection with the defense of any act, suit or proceeding arising out of the foregoing.

9.       Confidential Information

         You will use your best efforts to maintain the confidential nature of the proprietary or confidential information the Company entrusts to you through strict control of its distribution and use. Further, you will use your best efforts to guard against any loss to the Company through your failure to maintain the confidential nature of such information. "Proprietary" and "confidential information", for the purpose of this Agreement shall mean any and all information supplied to you which is not otherwise available to the public, including information which may be considered "inside information" within the meaning of the U.S. securities laws, rules and regulations. You acknowledge that your use of "inside information" to purchase or sell securities of the Company, or its affiliates, or to transmit such information to any other party with a view to buy, sell or otherwise deal in the securities of the Company or its affiliates is prohibited by law and would constitute a breach of this Agreement and, notwithstanding the provisions of this Agreement, will result in the immediate termination of the Agreement without penalty to the Company.

10.      Termination

         At the expiration of the Initial Term this Agreement may be canceled by either party for any reason on thirty (30) days' written notice. Upon termination of this Agreement the Company is to pay for all authorized work in process, at cost. You shall transfer, assign and make available to the Company, or its representative, all property and materials in your possession or control which belong to and were paid for by the Company.

                                                          [NM\AGR:CHENFEE.AGR]-2

Mr. Edward Chen
November 20, 1996

11.      Registration of Shares

         As soon as practicable following the execution of this Agreement, the Company will include the Fee Shares in a Form S-8 Registration Statement to be filed with the Securities and Exchange Commission. In the event the compensation hereunder contains Fee Shares, you, at your sole discretion, may request that such shares be issued prior to registration in reliance on exemptions from registration provided by
         Section 4(2) of the Securities Act of 1933 (the "Act") and/or Regulation S of the Act, and applicable state securities laws.

If the foregoing is agreeable, please indicate your approval by dating and signing below and returning an original copy to me.

Sincerely,

/s/  Fred G.  Luke
----------------------------------
     Fred G. Luke

APPROVAL AND ACCEPTANCE

READ AND ACCEPTED THIS 10th day of December, 1996, retroactive to the Effective Date.

/s/  Edward Chen
----------------------------------
     Edward Chen

                                                          [NM\AGR:CHENFEE.AGR]-2